June 27, 2024

VIA EDGAR

Suying Li

Rufus Decker

Scott Anderegg

Mara Ransom

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	ESHALLGO INC
Registration Statement on Form F-1, as amended (File No. 333-271478)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, US Tiger Securities, Inc., as the underwriter, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Monday, July 1, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated June 27, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

US Tiger Securities, Inc.

By:	/s/ Lei Huang
Name:	Lei Huang
Title:	Chief Executive Officer